     As filed with the Securities and Exchange Commission on August 16, 1999
                       Registration No. 33-_______________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                             ----------------------

                                SENTO CORPORATION
             (Exact name of registrant as specified in its charter)

             UTAH                                               7373
(State or other jurisdiction of                     (Primary standard industrial
incorporation or organization)                      classification code number)

                                   87-0284979
                                (I.R.S. employer
                             identification number)

                             ----------------------

                           808 EAST UTAH VALLEY DRIVE
                             AMERICAN FORK, UT 84003
                                 (801) 492-2000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                   GARY FILLER
                             CHIEF FINANCIAL OFFICER
                                SENTO CORPORATION
                           808 EAST UTAH VALLEY DRIVE
                             AMERICAN FORK, UT 84003
                                 (801) 492-2000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ----------------------

                                   COPIES TO:
                              BRIAN G. LLOYD, ESQ.
                              ERIC D. BAWDEN, ESQ.
                       PARR WADDOUPS BROWN GEE & LOVELESS
                       185 SOUTH STATE STREET, SUITE 1300
                           SALT LAKE CITY, UTAH 84111
                                 (801) 532-7840

                             ----------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as practicable after the Registration Statement becomes effective

                             ----------------------

         If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

                         CALCULATION OF REGISTRATION FEE

                                                                          PROPOSED          PROPOSED MAXIMUM
                                                       AMOUNT TO BE    MAXIMUM OFFERING     AGGREGATE OFFERING       AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED     REGISTERED      PRICE PER SHARE(1)       PRICE(1)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.25 par value                            3,310,932         $2.375                $7,863,464           $2,186
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based upon the average of the high and low prices for the shares of Common Stock on August 11, 1999, as reported by the National Quotation Bureau.

                             ----------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                                       SECONDARY PUBLIC OFFERING
                                                                      PROSPECTUS

Sento Corporation
808 East Utah Valley Drive
American Fork, UT 84003


                                SENTO CORPORATION

                        3,310,932 SHARES OF COMMON STOCK

         Sento Corporation's common stock is listed on the NASDAQ SmallCap Market under the symbol "SNTO".

         These shares of common stock are being sold by the selling shareholders identified in this prospectus. Sento will not receive any of the proceeds from the sale of these shares by the selling shareholders.

                               ------------------

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" ON PAGE 5 OF THIS PROSPECTUS.

                               ------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    THE DATE OF THIS PROSPECTUS IS ____, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary ........................................................    3
Risk Factors ..............................................................    5
Business ..................................................................    8
Use of Proceeds ...........................................................   13
Selling Shareholders ......................................................   13
Plan of Distribution ......................................................   16
Legal Matters .............................................................   16
Experts ...................................................................   16
Available Information .....................................................   16
Incorporation of Certain Information by Reference .........................   17
Indemnification ...........................................................   17


                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND FINANCIAL STATEMENTS.

                                   THE COMPANY


SENTO: Sento Corporation, a Utah corporation ("Sento"). Unless otherwise indicated, references in this report to "Sento" or the "Company" include Sento and its subsidiaries.

SENTO'S BUSINESS:  Sento provides a wide range of outsourcing solutions for organizations of all sizes using Windows NT, UNIX, and Internet/Intranet-based client-server computing environments. These services include:

                      - IT technical services, including outsourced technical
                        support and help-desk functions;
                      - IT consulting, including computer-telephony interface
                        ("CTI") consulting; and
                      - IT training, including assessing and training in-house
                        IT staff both on-site and through distance learning, including computer-based training ("CBT").

SENTO'S HISTORY:   Sento was formed in 1986 as Spire Technologies, Inc. to
                   market high-end third party hardware and software products as a value added reseller ("VAR"). In 1997 and 1998, the Company undertook a strategic transition to focus its efforts on IT training, consulting and technical support.
                   In 1998 it constructed a state-of-the-art call center facility which is now operational and which it anticipates to be fully staffed (300 personnel) during the 2000 fiscal year. The Company sold certain operations, comprising its VAR business, in March and June 1999.

                                  THE OFFERING

Common Stock, par value $0.25, of the Company (the
"Common Stock") offered by the selling shareholders ..  3,310,932 shares

Common Stock outstanding prior to and after this
offering..............................................  7,936,409 shares (1)

Use of proceeds.......................................  All proceeds of the offering will be
                                                        received by the selling
                                                        shareholders identified
                                                        in this prospectus.

--------------------

(1) Excludes 2,738,029 shares of Common Stock issuable upon the exercise of outstanding stock options and warrants granted by the Company.

                             SELLING SHAREHOLDERS

         All of the shares offered in this prospectus are to be sold by the selling shareholders identified in this prospectus. Most of the selling shareholders acquired their shares in connection with private placements of
(1) 446,048 shares of Common Stock and warrants to purchase 223,024 shares of Common Stock that the Company completed on June 18, 1996, (2) 720,000 shares of Common Stock and warrants to purchase 240,000 shares of Common Stock that the Company completed on August 27, 1997 and (3) 1,200,000 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock that the Company completed on June 29, 1999. The remaining selling shareholders acquired shares of Common Stock in connection with various other transactions, including business acquisitions and consulting and financing arrangements. Of the 3,310,932 shares of Common Stock offered by the Company, 2,272,362 shares were acquired through private placement transactions and 1,038,570 shares were acquired in other transactions.

                                PROPRIETARY MARKS

         The Company utilizes many third-party products represented by registered or common law trademarks, including the following trademarks: (1) DEC-Registered Trademark-, VMS-Registered Trademark- and Open VMS-TM-, VAX-Registered Trademark- and Alpha-TM- which are trademarks of Digital Equipment Corporation ("Digital"); (2) Microsoft-Registered Trademark-, MS-DOS-Registered Trademark-, DOS-TM-, Windows-Registered Trademark-, Windows NT-Registered Trademark- and Windows 95-TM- which are trademarks of Microsoft Corporation ("Microsoft"), (3) OS/2-TM- which is a trademark of International Business Machines Corporation ("IBM") and (4) Intel-Registered Trademark-which is a registered mark of Intel Corporation ("Intel"). This Prospectus also contains trademarks of other companies.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this prospectus, including information "incorporated by reference," discuss future expectations, contain projections of results of operation or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Some of these factors are included in the discussion of "Risk Factors" on the following pages.

                                  RISK FACTORS

         The shares offered hereunder involve a high degree of risk, and are suitable only for persons who can afford to bear such risk, including the loss of their entire investment in the shares. In evaluating the Company and its business, prospective investors should carefully consider the following factors in addition to the other information set forth or referred to herein before purchasing any of the shares.

LIQUIDITY AND CAPITAL RESOURCES

         At June 30, 1999, the Company had working capital of $170,720 and a cash balance of $579,536. The Company's liquidity position had deteriorated substantially during the year ended March 31, 1999, primarily because the Company used $3,362,744 of cash for employee training and operating activities during the year ended March 31, 1999 and $2,717,848 of cash for the purchase of furniture and equipment.

         The Company's primary sources of liquidity have been cash received from sales of assets and cash provided through private sales of equity, as well as borrowing under a bank line of credit. In addition, the Company has financed some of its equipment utilized in its business through long-term leasing arrangements. The Company's expansion and continuing operating losses will require the Company to find additional sources of funding. In the event the Company is not able to find such alternate sources of funding, its ability to pursue its planned business strategy will be limited, and it may be forced to reduce its operations. There can be no assurance that the Company will be able to obtain necessary capital to fund its operations and purchase needed equipment to expand its operations on terms favorable to the Company, if at all.

DEPENDENCE ON CUSTOMERS

         No customer accounted for more than 10% of revenues for the fiscal year ended March 31, 1999. However, two customers accounted for approximately 83% of technical support revenues, and it is anticipated that less than five customers will account for more than 80% of the technical support revenues in the next fiscal year and perhaps longer. In addition, the Company anticipates that technical support revenues will become the majority of its revenues, and, therefore, it is anticipated that a small number of customers will account for the majority of the Company's revenues. Consistent with industry standards, the Company's contracts are generally cancelable by the customer on short-term notice. The Company's loss of a significant amount of business with any of its key customers could have, and the loss of a substantial amount of business with either of its existing technical support customers would have, a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

         The market for providing IT services is highly fragmented and very competitive. The IT services industry is comparatively young with many small regional service companies supplying some training and consulting, or systems integration services coupled with hardware and software sales. There are many small IT training companies specializing in various vertical market niches.

         The IT services industry, however, has begun to experience a degree of consolidation and the entry of major IT companies, which has resulted in an additional level of competition from service providers that have greater name recognition, larger installed customer bases, and significantly greater financial, technical and marketing resources than the Company. Over the past five years, a number of existing companies have enjoyed increasing success and rapid internal growth. Several of these companies have been active in acquiring the smaller regional training and consulting companies and are becoming major competitors with a measurable share of this rapidly expanding market. In addition, major sole source IT services companies such as Anderson Consulting, Computer Sciences Corp. ("CSC"), Electronic Data Systems ("EDS"), and IBM are providing full "turnkey" solutions to their large customers.

         Also, major computer hardware and software companies provide their own technical support, consulting, and customer training. Therefore, such companies are not within the potential customer base for IT service providers and have the capability of providing services that compete with those provided by the Company.

         The Company cannot provide any assurance that better and more efficient services will not be provided by new or existing IT service providers in competition with the Company. The services provided by such competitors may be more effective or less expensive than those provided by the Company. Although the Company continues to improve, refine and enhance the services it provides, there can be no assurance that the Company will be able to do so.

CHANGING MARKET

         The market for IT services is characterized by rapid technological advances, new product introductions and enhancements, and changes in customer requirements. The Company's future success will depend in large part on its ability to service new products, platforms and rapidly changing technology. These factors will require the Company to provide adequately trained personnel to address the increasingly sophisticated, complex and evolving needs of its customers.

         The complex nature of support services has resulted in the demand for technical support services to expand beyond the telephone and now includes e-mail, faxes and the Internet. Services include resolution of problems relating to the configuration and set-up, installation and interoperability of different products, and the level of support requests ranges from simple error messages to complex network configurations. These services cover a broad set of technologies, including operating environments, applications, databases, communication and network products, systems tools, development environments and Internet/intranet products. There can be no assurance that the Company will be able to provide such services profitably. The failure by the Company to adapt to the changing IT service industry would have an adverse impact on the Company's result of operations and financial condition.

         Sento's success will depend in part on its ability to develop solutions that keep pace with the continuing changes in information technology, evolving industry standards and changing client requirements. There can be no assurance that Sento will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, Sento will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render Sento's services non-competitive or obsolete. Sento's failure to address these developments could have a material adverse effect on its business and financial condition.

ATTRACTING, TRAINING AND RETAINING QUALITY EMPLOYEES

         The IT services market suffers from a significant labor shortage. The success of the Company depends, in large part, on its ability to attract, retain and train highly-qualified scientific, technical, managerial and marketing personnel with IT expertise. The Company has not entered into employment agreements that require the services of any of its key technical personnel to remain with the Company for any specified period of time. Competition for such personnel is intense. There can be no assurance that the Company will be able to attract and maintain all personnel necessary for the development and operation of its business nor that it will be able to train its current employees on new developments in technology. The loss of the services of key personnel or an inability to attract, retain, train and motivate qualified personnel could have a material adverse effect on the business, financial condition and results of operations of the Company.

DEPENDENCE ON INDUSTRY TREND TO OUTSOURCE SERVICES

         The Company's business depends in large part on the trend within the IT industry to outsource certain services. The Company cannot provide any assurance that this trend will continue or that, if the trend continues, it will continue at the same rate of growth. The failure of this trend to continue could have a material adverse effect on the business, financial condition and results of operations of the Company.

NEW MANAGEMENT

         The Company has recently effected significant changes in its management team and key employees. In particular, Arthur F. Coombs, III became Chief Executive Officer in April 1999, Gary B. Filler joined the Company in March 1999 in a consulting role as Executive Vice President and Chief Financial Officer, and Keith Barr joined in April 1998 as Chief Information Officer. A majority of the Company's Board of Directors have been elected since July 1998. The Company's headcount has grown from 162 at June 12, 1998 to 273 at July 31, 1999. The Company cannot provide any assurance that its new management team and other new personnel can successfully manage the Company's rapidly evolving business, and any failure to do so would have a material adverse effect upon the Company's operating results.

POTENTIAL SIGNIFICANT FLUCTUATIONS IN QUARTERLY RESULTS

         The value of individual transactions can constitute a substantial percentage of the Company's quarterly revenue, and particular transactions may generate a substantial portion of the operating profits for a quarter. Because the Company's staffing and other operating expenses are based on anticipated revenue levels, and a high percentage of its expenses are fixed, delays in the receipt of orders or payments can cause significant variations in operating results from quarter to quarter. In addition, the Company may expend significant resources pursuing potential sales that will not be consummated. The Company also may choose to reduce prices or to increase spending in response to competition or to pursue new market opportunities, which may adversely affect its operating results.

         In particular, the Company's revenues from call center operations are potentially volatile. Such revenues are a function of the number of support requests received by the Company and the time spent on such requests. Consequently, the Company's profitability may be adversely affected if the Company receives fewer support requests than anticipated or the time spent in resolving inquiries is greater than anticipated.

         For all of the reasons identified above, management believes that period-to-period comparisons of the Company's results of operations may not be meaningful and that no one should rely upon them as an indication of future performance. Furthermore, the Company cannot provide any assurance that it will be able to achieve and sustain profitability on a quarterly basis.

POSSIBLE VOLATILITY OF STOCK PRICE; FAILURE TO MEET LISTING REQUIREMENTS

         The trading price of the Common Stock has fluctuated widely in response to variations in quarterly operating results, announcements by the Company or its competitors, industry trends, general economic conditions or other events or factors. Such fluctuations may continue in the future. Regardless of the general outlook for the Company's business, the announcement of quarterly operating results below analyst and investor expectations could have a material and adverse effect on the market price of the Common Stock. In addition, the Company's deteriorated financial condition recently resulted in the Company's failure to meet certain listing standards required for continued listing of the Common Stock on the Nasdaq Stock Market. The Company is now in compliance with the listing requirements but cannot provide any assurance that it will be able to maintain such listing in the future.

RISK OF EMERGENCY INTERRUPTION OF CALL CENTER OPERATIONS

         The Company's business depends to a large extent on its computer and telecommunications equipment and software systems. The Company cannot provide any assurance that natural disaster, human error, equipment malfunction or inadequacy, or other event would not result in a prolonged interruption in the Company's ability to provide support services to its clients. The temporary or permanent loss of the Company's computer or telephone equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect on the Company. The Company's property and business interruption insurance may not be adequate to compensate the Company for all losses that it may incur.

COLLECTION OF ACCOUNTS

         The Company's business of providing IT services involves certain account collection risks. These remedies may be time-consuming and the Company cannot provide any assurance that it would be successful in its efforts or that it would be able to recover its costs of collection. With respect to software sales, a customer who has ordered and received software from the Company may fail to pay on time for the software, thus creating a collection problem for the Company. In the event a purchaser of services or software defaults in its payment obligation, the Company's sole remedy would be the pursuit of legal remedies.

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of the Common Stock of the Company or the perception that such sales could occur, could have a negative impact on the prevailing market prices for the Common Stock. As of August 11, 1999, the Company had 7,936,409 shares of Common Stock outstanding, of which at least 83,233 were eligible as of such date under applicable securities laws for immediate sale in the public market without restriction, except for any shares purchased by any "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act) which will be subject to the resale limitations of Rule 144 under the Securities Act ("Rule 144"). In addition, approximately 4,104,379 outstanding shares were, as of August 11, 1999, "restricted securities," as that term is defined under Rule 144, and may be eligible for sale, subject to certain restrictions, in the open market pursuant to Rule 144.

ANTI-TAKEOVER CONSIDERATIONS

         The Company's Articles of Incorporation and bylaws, the Utah Revised Business Corporation Act and the Utah Control Shares Acquisition Act each contain certain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination. The Company's Articles of Incorporation grant to the Board of Directors the authority, without further action by the Company's shareholders, to fix the rights and preferences, and issue shares of preferred stock. These provisions may deter hostile takeovers or delay or prevent changes in control of Sento or changes in Sento's management, including transactions in which shareholders might otherwise receive a premium for their shares over the then-current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

DIVIDENDS

         Dividends are payable on the Common Stock when, as and if declared by the Company's Board of Directors. No dividend has been declared or paid on the Common Stock to date. At present the Company intends to retain any future earnings for use in its business and therefore does not anticipate paying any dividends on the Common Stock in the foreseeable future.

                                    BUSINESS

         The Company provides IT services to organizations of all sizes that use or develop applications for Windows NT, UNIX and Internet/Intranet-based client-server computing environments. Such services consist primarily of the following:

         -  providing outsourced technical support and help-desk functions;

         -  consulting in CTI technology; and

         - assessing and training in-house IT staff both on-site and through distance learning, including CBT methods.

         The Company was formed in 1986 as Spire Technologies, Inc. and marketed high-end third party hardware and software products as a value added reseller ("VAR"). In 1996, the Company completed a share exchange with an existing public company. In November 1996, the Common Stock was registered on the Nasdaq Stock Market (Small Cap Market) (Symbol: SNTO). In 1998, the Company changed its name to Sento Corporation.

         In 1997 and 1998, the Company undertook a strategic transition to focus its efforts on IT training, consulting and technical support. In 1998, the Company constructed a call center facility which is now operational and is anticipated to be fully staffed (300 personnel) during the 2000 fiscal year. The Company sold certain operations, comprising its VAR business, in March and June 1999. See "-- BACKGROUND."

BACKGROUND

         Historically, Sento's operations consisted almost entirely of a VAR business oriented to purchases of high-end third-party hardware and software products. The Company generated revenues almost exclusively from sales and distribution of third party hardware and software products. In 1997, the Company began a strategic transition using its technical core competencies to offer IT outsourcing services such as helpdesk, systems and network consulting and IT training ("outsourcing" refers to the transfer of IT product and service responsibility from internal personnel to external providers). Management believes these new service offerings will contribute greater operating margins than distributing third-party products. The Company divested its VAR business in March and June 1999. The Company has also refocused its training activities from classroom style to corporate custom and distance learning/CBT.

         The Company's marketing efforts focus on middle market companies ranging from $50 million to $500 million in annual revenues as well as divisions/departments of Fortune 500 companies. Sento sells and delivers its services through two IT service offices located in American Fork, Utah, and Sydney, Australia. Sento's call center is located in the American Fork, Utah facility.

         During the year ended March 31, 1998, Sento expanded its service offerings and geographic range through the acquisitions of Australian Software Innovations Pty. Ltd. ("ASI") in Sydney, Australia (now known as Sento Australia Pty. Ltd.), and Astron Incorporated in Orem, Utah.

THE INDUSTRY

         The IT industry encompasses a broad spectrum of technology and services used in the processing, distribution and management of information. This spectrum includes:

         - a user's desktop information system, consisting principally of computer hardware, software and associated training;

         - back office services, including existing and future IT systems infrastructure; and

         - organizational management of IT systems (including Internet and Intranet) and requirements.

         Sento believes most organizations face a rapidly changing, highly competitive environment where improved utilization of IT products and services can be a significant factor in improving products and services, lowering costs, increasing customer satisfaction and building competitive advantages. Many top executives and managers recognize the importance of information technology in their organizations and the potential benefits of improved IT utilization. At the same time, the rapid technological change and migration required to achieve those benefits create tremendous pressure on organizations and their management. As the pace of technological change accelerates, the organization's ability to evaluate, integrate, deploy and leverage IT systems is becoming a critical competitive issue. In particular, internal IT departments are frequently challenged to use limited time and resources (both financial and human) to stay abreast of rapid technological change while maintaining the operations of existing IT systems without incurring significant technological or operational risks.

         The challenge of maintaining an organization's focus on core business areas while attempting to monitor and benefit from rapid IT development has prompted many organizations to seek professional IT training, consulting and technical services from external providers. Growing product complexity, shorter product life cycles and an increasing number of products and multi-vendor computer and network configurations have increased the demand for technical support services. At the same time, software publishers, hardware manufacturers, online service providers and other organizations are finding it increasingly difficult and expensive to service all their needs in-house. Technical support is especially challenging to undertake as a non-core function because of the need for ongoing capital investment in specialized equipment, the technical workforce management challenge and the inherent need for scale. As a result, "outsourcing," or the transfer of IT product and service responsibility from internal personnel to external providers, is rapidly gaining favor among many organizations.

         The Company believes that the principal factors motivating organizations to pursue outsourced IT services are the desire to provide improved customer service, an effort to focus internal organizational resources on the organization's core competencies, the necessity of enhancing IT effectiveness and the benefit of supplementing internal IT resources. Sento believes most organizations that use information technology, whether in their core business or to facilitate non-IT business operations, are currently outsourcing or will, in the future, outsource some or all of their IT needs.

BUSINESS STRATEGY

         Sento's business strategy is to develop and provide integrated IT solutions that enable its customers to effectively use leading-edge technology to improve their business operations and results. The Company believes it can pursue its business strategy by implementing the following strategic initiatives:

         DEVELOP AND MARKET LEADING-EDGE IT SOLUTIONS. The Company's services and products are split into two strategic business segments: comprehensive product support and helpdesk services available through the Company's E-Customer Contact Center and customized and general system and applications training available through Sento Training. The Company's products and services help businesses provide and improve Internet and telephone-based customer service. Sento Training provides students with high-quality IT training that has been designed to incorporate leading-edge delivery systems, measurement tools and training practices.

         INTERNAL GROWTH AND ACQUISITIONS. Sento intends to expand its operations by opening or acquiring additional call centers and training offices in strategic locations in the U.S. and foreign countries. Management believes that if the Company successfully identifies and consummates acquisitions of additional offices, it will enhance its ability to offer its multinational clients a comprehensive package of integrated IT services. In addition to geographic expansion, the Company will seek to identify and acquire companies that provide complementary consulting and training services, and, as a result, extend the breadth of its service offerings.

         ATTRACT AND RETAIN HIGHLY SKILLED IT PROFESSIONALS. The Company's success depends on its ability to attract, train, motivate and retain highly skilled IT professionals. Management believes the Company's three-pronged service approach (technical support, consulting and training) provides an excellent career path filled with significant opportunities across the spectrum of IT experience, from entry level positions through highly-skilled IT consultants. Sento's helpdesk and technical support centers will offer both entry level employees and seasoned professionals the prospect of training to enhance their abilities while serving customers in a broad range of IT areas. The Company also offers its professionals the prospect for rapid advancement and expert personal training, as employees can move from one career step to another while remaining within the Company. Sento provides its employees the chance to work with leading-edge technologies, in a stimulating, flexible, entrepreneurial environment with ongoing technical training.

         CAPITALIZE ON TECHNOLOGY. The Company has completed its construction of a state-of-the-art technical support center in American Fork, Utah. The Company has integrated technology into the support center from divergent companies on the cutting-edge of the IT and computing industry. The support center goes beyond a traditional telephone call center by using leading-edge technology to establish an E-Customer Contact Center. A customer interaction can be answered through nearly any media type, including voice and fax communication and all electronic customer interactions over the Internet (e-mail, Web text chat, Web call-throughs, Web collaboration and Web call-back interactions) with the same speed and efficiency as traditional telephone calls. The advent of the Internet and the proliferation of electronic customer interactions are changing the manner in which businesses communicate with their customers and the Company's E-Customer Contact Center positions the Company to meet these emerging opportunities.

SERVICES

         The Company's integrated IT solutions are designed to enable its customers to effectively use leading-edge technology to improve their business processes and operating results. Sento delivers IT services in two strategic categories: technical support and training services.

         IT TECHNICAL SUPPORT. Sento offers a broad range of IT outsourcing services consisting principally of call center, helpdesk and product support services. Sento uses advanced systems, including client-server-based database and reporting systems, Internet, local area networks ("LAN"), multi-user systems and Computer-Telephony Integration ("CTI") and Integrated Voice Response ("IVR") technologies, to provide timely technical support to its customers, enabling those customers to focus increased attention on their core business operations. CTI combines data with voice systems in order to enhance telephone services. For example, automatic number identification ("ANI") allows a caller's records to be retrieved from the database while the call is routed to the appropriate party. IVR is an automated telephone answering system that responds with a voice menu and allows the user to make choices and enter information via the user's telephone keypad. IVR systems are used in call centers as a replacement for human switchboard operators. IVR systems may also integrate database access and fax responses.

         HELPDESK. Helpdesk services are provided by vendor-certified professionals acting on behalf of a customer to provide end users and IT staffs with a knowledgeable resource to address questions and problems involving applications, integrated desktop, network support or customized areas of need. Helpdesk personnel provide flexible services of a moderately technical nature that can be easily scaled to meet a customer's changing technical support requirements. Utilizing Sento personnel, customers can develop a program that meets their requirements, then implement the program rapidly as a complete helpdesk solution or as a supplement to the customer's on-site facility. In addition, Sento can dispatch trained engineers to customer or end-user locations when necessary to provide on-site solutions.

         PRODUCT SUPPORT. Product support services are targeted towards original equipment manufacturers ("OEMs"), software publishers, hardware system manufacturers and other organizations requiring high quality technical services. These services, which are more technical in nature than helpdesk or call center services, are designed to provide customers with immediate and efficient access to "best-of-class" product support. Sento delivers comprehensive first-level support (support related to product installation, features and configuration) to end users and manufacturers, combining hardware and network support with application support for proprietary and off-the-shelf programs.

         IT TRAINING. Sento provides instructor-led training in seminar, customized corporate and multimedia settings. Sento's objective is to provide high-quality IT training designed to incorporate leading delivery systems, measurement tools and training practices. Sento currently offers training and related certification services to IT professionals, including Microsoft Certified Systems Engineer ("MCSE"), Certified NetWare Engineer ("CNE"), Certified Winframe Administrator ("CWA"), Internet and networking technologies. Sento instructors combine their presentation skills with technical information and years of practical, real-world experience and examples. Instructors are certified in their area of instruction, with many having multiple certifications (such as MCSE, MCP, CNE, and/or CWA) to their credit.

         In addition, Sento offers training for QuickBooks customers. These courses provide tips, configurations, tweaks and solutions required to address obstacles faced by business and accounting professionals. Students are provided instruction in the use of solutions to maximize their productivity. Sento provides its training and applications through various settings including seminar, customized corporate and multimedia including video and computer based training via Internet and CD-ROM.

         INTERNATIONAL OPERATIONS. In July 1997, the Company acquired substantially all of the assets of ASI, including the OpenAviator suite of UNIX-based management and performance monitoring utilities. Shortly thereafter, Sento sold the OpenAviator product suite to BMC Software, Inc. ("BMC") and agreed to provide related product support services during a transition period which expired on December 31, 1998. Sento contributed the remainder of the ASI assets to Sento Australia, Pty. Ltd., a wholly-owned subsidiary of the Company ("Sento Australia"), which acts as a sales agent for BMC's Patrol product line. These software sales are complemented by professional consultancy and integration, performance tuning education, and customized configuration and development services.

ACQUISITIONS AND DIVESTITURES

         As a result of Sento's transition to offering IT outsourcing services rather than pursuing its historical VAR business, Sento has sold its VAR business and related assets in a series of divestiture transactions completed during the period between December 31, 1998 and June 30, 1999. These transactions consisted principally of:

         - the sale of Sento's remaining VAR business and related assets to an unrelated party in June 1999 in exchange for an initial cash payment of $50,000 and contingent payments based on revenues generated from the divested business and assets, which contingent payments will not exceed $350,000;

         - the sale of all of the stock of Sento UK Limited (acquired in October 1997 for 31,750 shares of Common Stock) in exchange for the return of 43,750 shares of Common Stock issued to the principal and certain employees of Sento UK Limited and an agreement to pay Sento a royalty equal to two percent of net revenues generated by Sento UK Limited during the five-year period commencing April 1, 1999;

         - the sale of all of the assets of Sento's east coast division (acquired in July 1997 from CDG Technologies, Inc. for 60,000 shares of Common Stock) in exchange for the payment of cash in an amount equal to $135,000 (paid over a three-year period) and a royalty based upon net revenues of the divested operations over the three-year period, provided that the entire purchase price will be reduced to $100,000 if paid in full prior to January 1, 2001;

         - the sale of 67% of the stock of Dewpoint Distributed Solutions, Inc. ("Dewpoint") (representing Sento's entire ownership of the stock of Dewpoint) in exchange for cash in the amount of $5,000 and the delivery of promissory notes in the original principal amount of $333,336, secured by a pledge of all of the Dewpoint shares transferred by Sento and bearing interest at the rate of six percent (6%) per annum; and

         - the sale of all of the assets of Sento's west coast division (acquired in October 1997 from PC Business Solutions, Inc. for 250,000 shares of Common Stock) in exchange for a promissory note in the original principal amount of $250,000, secured by a pledge of 100,000 shares of Common Stock and bearing interest at the rate of seven and one-half percent (7.5%) per annum.

         In October 1998, the Company acquired equipment and intellectual property from Functional Software, Pty., Ltd. ("Functional Software") in exchange for $450,000 in cash and approximately 130,000 shares of Common Stock. Functional Software is the developer of COSMOS, a system management framework technology for UNIX and Windows NT computer systems. Subsequent to the acquisition, the Company determined that the level of revenues reasonably anticipated to be generated from the operation of the Functional Software assets would be substantially lower than anticipated at the time of the acquisition. The Company also determined that the anticipated expenses of the acquired business would be higher than anticipated at the time of acquisition. The Company has, as of March 31, 1999, entered into an agreement with the successor-in-interest to Functional Software, whereby the Company sold all of the equipment and intellectual property acquired from Functional Software in exchange for the return to the Company of 100,000 shares of Common Stock.

         In August 1998, Sento Training Corporation, a Utah corporation which is a wholly-owned subsidiary of the Company ("Sento Training"), acquired the marketing rights to certain IT training courses from Educational Systems, Inc. ("ESI") for $100,000 cash and an agreement to pay future royalties of not less than $500,000 and not more than $1,400,000 (in cash and shares of Common Stock) over a 33-month period. Effective April 1, 1999, the Company began withholding royalty payments, based upon the Company's working capital position and disagreements with the principals of ESI regarding certain representations and obligations contained in the acquisition agreement. In July 1999, the Company, Sento Training and ESI entered into a Settlement and Release Agreement pursuant to which the Company agreed to issue to ESI 169,097 shares of Common Stock in full satisfaction of the obligations of the Company and Sento Training to ESI. In addition, the parties released and discharged any claims they had against each other, whether arising under the original acquisition agreement or otherwise.

COMPETITION

         The IT industry is highly competitive, global in scope and comprised of myriad enterprises and individuals. Methods of competition within the industry include, but are not limited to, marketing, product performance, price, product differentiation, service, technology and compliance with industry standards. The Company anticipates that present and potential competition in the various markets it serves will come from enterprises and individuals of various types, many of which are larger and have greater resources than those of the Company. Firms not now in direct competition with the Company may introduce competing products in the future. It is possible for companies to be at various times competitors, customers and collaborators in different markets. Management believes that its efforts to implement the Company's strategy of delivering integrated IT solutions, if successfully implemented, may constitute a competitive advantage.

         As the Company has completed its transition to the delivery of outsourced IT services, it has encountered a new range of competitors within each of the technical support and training industry segments. Each of the two industry segments exhibits unique characteristics and is rapidly growing and highly competitive. In the IT technical support industry Sento also faces significant and diverse competition from a broad spectrum of international, national, regional and local enterprises. In the IT training industry, among other competitors, Sento faces competition from large hardware and software vendors, as well as many independent international, national, regional and local training companies.

         Sento's competitors include major sole source IT services companies such as Anderson Consulting, Computer Sciences Corp., Electronic Data Systems, and IBM which provide full "turnkey" solutions to their large customers, as well as the following national and worldwide services companies, among others, who compete in one or more of the three market segments in which Sento competes:

COMPANY                  STOCK SYMBOL      FY END           TTM REV ($MIL)       MARKET SEGMENT*
-------                  ------------      ------           --------------       ---------------
Keane Consulting             KEA             Dec                 1,076                  T, TS
Aris Corporation             ARSC            Dec                   115                  T
Sykes International          SYKE            Dec                   469                  TS
CBT                          CBTSY           Dec                   162                  T
Learning Tree Int'l          LTRE            Sep                   187                  T
A Consulting Team            TACX            Dec                    49                  T
Computer Learning            CLCX            Jan                   145                  T
National Tech Team           TEAM            Dec                   117                  TS
Teletech Holdings            TTEC            Dec                   369                  TS
Stream                       DNY             Dec                   200                  TS
*T--Training, TS--Technical Support


         Sento's ability to compete in its market segments will be driven by its niche approach, state-of-the-art call center technology, its core competencies in leading-edge technologies, and by servicing higher-end IT segments such as networks, TCP/IP, CTI, and systems rather than simpler products like desktop applications and games.

         Given the extensive market opportunity in the networking, Internet, and CTI systems operating environments, management believes that Sento's strategy of providing the "best of breed" services in the technically high end market niche will provide it with competitive positioning to achieve high growth and capture market share while reaching profitability objectives.

SIGNIFICANT CUSTOMERS

         No customer accounted for more than 10% of the Company's revenues for the fiscal year ended March 31, 1999. However, two customers accounted for approximately 83% of technical support revenues, and it is anticipated that less than five customers will account for more than 80% of the technical support revenues in the next fiscal year and perhaps longer. In addition, it is anticipated that technical support revenues will become the majority of the Company's revenues, and, therefore, it is anticipated that a small number of customers will account for the majority of the Company's revenues. Consistent with industry standards, the Company's contracts are generally cancelable by the customer on short-term notice. The loss of, or the failure to retain a significant amount of business with any key customer could have a material adverse effect on the business, financial condition and results of operations of the Company.

PATENTS  AND PROPRIETARY TECHNOLOGY

         The Company does not own any patents nor does it have any patent applications relating to its products. The Company has a limited number of copyrights and has obtained licenses to create derivative works relative to copyrights owned by third parties. The ownership of such derivative works vests in the licensor. The Company is also seeking tradename and trademark protection for certain of its names and marks. Accordingly, Company management does not believe that any particular patent or group of patents, copyrights, trademarks, or tradenames is of material importance to the business of the Company as a whole.

RESEARCH AND DEVELOPMENT

         The Company competes in an industry which is characterized by rapid technological change. Historically, the Company has not incurred significant expenses for research and development.

EMPLOYEES

         As of July 31, 1999, the Company had approximately 273 total employees, of which approximately 251 were full-time employees and 22 were part-time employees. Competition for qualified personnel in the IT industry is intense. The future success and growth of the Company will depend in large measure upon its ability to attract and retain qualified management and technical personnel. There can be no assurance that the Company will be able to attract and maintain all personnel necessary for the development and operation of its business nor that it will be able to train its current employees on new developments in technology. Failure of the Company to attract and retain key management and technical personnel and qualified personnel required to continue the Company's operations could have a material adverse impact on the Company. None of the Company's employees is represented by a labor organization with respect to their employment with the Company. The Company has never had a work stoppage, and the Company considers its employee relations satisfactory.

PROPRIETARY MARKS

         The Company utilizes many third-party products represented by registered or common law trademarks, including the following trademarks: (1) DEC-Registered Trademark-, VMS-Registered Trademark-, OpenVMS-TM-, VAX-Registered Trademark- and Alpha-TM- which are trademarks of Digital; (2) Microsoft-Registered Trademark-, MS-DOS-Registered Trademark-, DOS-TM-, Windows-Registered Trademark-, Windows NT-Registered Trademark- and Windows 95-TM- which are trademarks of Microsoft; (3) OS/2-TM- which is a trademark of IBM and (iv) Intel-Registered Trademark- which is a registered trademark of Intel. This Prospectus also contains trademarks of other companies.

                                 USE OF PROCEEDS

         All proceeds from any sale of the shares offered in this prospectus, less commissions and other customary fees and expenses, will be paid directly to the Selling Shareholders selling the shares. The Company will not receive any proceeds from the sale of any of the shares offered in this prospectus.

                              SELLING SHAREHOLDERS

         The following table sets forth, as of the date of this prospectus, the name of each shareholder selling shares of the Common Stock of the Company as part of this offering (each a "Selling Shareholder"), certain beneficial ownership information with respect to the Selling Shareholders, and the number of shares that may be sold from time to time by each Selling Shareholder pursuant to this prospectus. There can be no assurance that any of the shares offered hereby will be sold. The percentages set forth below have been computed based on the number of outstanding shares of Common Stock as of August 11, 1999, which was 7,936,409 shares of Common Stock. Except as otherwise indicated, the Company believes the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

                                                     Beneficial Ownership                     Shares Beneficially Owned Upon
                                                      Prior to Offering                         Completion of Offering (1)
                                                 ---------------------------                  ------------------------------
                                                                                Number of
                                                   Number of                    Shares Being    Number of
          Beneficial Owner                          Shares        Percent(2)    Offered(1)       Shares         Percent(2)
---------------------------------------------    ------------     ----------   -------------   -----------     -----------
Kathryn Allred                                       7,150              *             6,216           934            *
Royal and Beth Allred Family Rev. Trust              2,715              *             2,715             0            *
American Energy Management                          14,100              *            14,100             0            *
Ancor Sales Co. Profit Sharing Plan                 37,500(6)           *            37,500             0            *
Janae Arnold                                        77,618              *            77,618             0            *
Lodene F. Dallmore IRA                              10,000              *            10,000             0            *
Banyan Investment Co.                               75,000              *            15,000        60,000            *
Bay Area Micro-Cap Fund I.P.                       210,000(7)           *           210,000             0            *
William R. Bell                                     12,000              *            12,000             0            *
Kenneth R. Bench                                     1,000              *             1,000             0            *
Benson Family Trust                                 12,000              *            12,000             0            *
Glenn G. Bingham                                     6,000              *             6,000             0            *
Brian W. Braithwaite(3)                            397,167            5.0%          397,167             0            *
Robert C. Broadbent                                  9,000              *             9,000             0            *
Robert N. Broadbent and
Marie Sue Broadbent Family Trust                     6,000              *             6,000             0            *
Irwin Bronstein                                      6,000              *             6,000             0            *
Joseph J. Bunker                                    25,000              *            25,000             0            *
Keith Cannon                                        45,000(8)           *            45,000             0            *
Gary E. and Judy K. Cansler                         12,000              *            12,000             0            *
Walter A. Carozza                                   23,436(9)           *            23,436             0            *
John G. and Marilyn G. Chatterton                    6,221              *             6,221             0            *
Kevin W. Clark                                       6,000              *             6,000             0            *
Gene P. Clasen                                      12,000              *            12,000             0            *
Sherry and Gene Clasen                              24,000              *            24,000             0            *
Wayne T. Clasen                                     24,000              *            24,000             0            *
Lester L. Colbert, Jr.                              45,000(10)          *            45,000             0            *
Arthur F. Coombs, Jr.                               30,000(11)          *            30,000             0            *
Stanley J. Cutler(4)                                34,000(12)          *            30,000         4,000            *
Steven A. Dawes                                     19,500              *            19,500             0            *
Max C. Tanner KEOGH                                 17,000              *            17,000             0            *
Delta Financial Resoruces, Inc.                    203,505(13)          *           157,000        46,505            *
Michelle Drolet                                     17,000              *            17,000             0            *

                                                     Beneficial Ownership                     Shares Beneficially Owned Upon
                                                      Prior to Offering                         Completion of Offering (1)
                                                 ---------------------------                  ------------------------------
                                                                                Number of
                                                   Number of                    Shares Being    Number of
          Beneficial Owner                          Shares        Percent(2)    Offered(1)       Shares         Percent(2)
---------------------------------------------    ------------     ----------   -------------   -----------     -----------
Neal J. Ethridge                                    12,000              *            12,000             0            *
Walfred J. and Vida L. Fassler                       1,250              *             1,250             0            *
Gerald Smith Family Partnership                      2,000              *             2,000             0            *
Barton T. Gleave                                    24,000              *            24,000             0            *
Kelly J. Gleave                                     30,000(14)          *            30,000             0            *
Rodney S. Gleave and
Kelley W. Gleave Family Trust                       29,000              *            29,000             0            *
Jeff Gray                                           60,000(15)          *            60,000             0            *
Kristine A. Gornichec                                6,000              *             6,000             0            *
Gary B. Filler(5)                                   47,000(16)          *            30,000        17,000            *
Wayne M. Hamersly                                    3,000              *             3,000             0            *
John Hartunain                                      18,000              *            18,000             0            *
Hoya Investments                                     3,000              *             3,000             0            *
Nizar Huddani                                       24,000              *            24,000             0            *
Leila Huddani                                       24,000              *            24,000             0            *
Stephen L. Hunsaker                                  1,000              *             1,000             0            *
Kenichi and Amy Inouye                               3,000              *             3,000             0            *
Guy Ivins                                            3,000(17)          *             3,000             0            *
Bruce F. Jastremski                                  6,000              *             6,000             0            *
Mark H. and Linda A. Krysl                           3,000              *             3,000             0            *
Robert H. and Mary Jane Latvala                      6,000              *             6,000             0            *
Clair A. Lewis IRA                                   4,500              *             4,500             0            *
M3 Partners LLC                                     46,875(18)          *            46,875             0            *
Maniar Investments                                  30,000(19)          *            30,000             0            *
Mart Warehousing & Storage Inc.                     17,000              *            17,000             0            *
Daniel and Vida L. Mcleod                           30,000(20)          *            30,000             0            *
Michael T. Michelas                                 10,000              *            10,000             0            *
Donald D. and Mary N. Montgomery                     6,000              *             6,000             0            *
Clark M. Mower                                      35,000(21)          *            30,000         5,000            *
Alexander I. Paluch                                 23,436(22)          *            23,436             0            *
Perigrine Properties                               150,000(23)          *           150,000             0            *
Mark Peterson                                       90,000(24)          *            90,000             0            *
Rogers Family Trust                                 45,000(25)          *            45,000             0            *
James C. Ruane                                      12,000              *            12,000             0            *
Andrew E. Shapiro                                    5,000              *             5,000             0            *
Shoughro Family Trust                               12,000              *            12,000             0            *
Heidi M. Smith                                     104,285              *           104,285             0            *
Jerry Spilsbury                                    150,000(26)          *           150,000             0            *
Lincoln F. Stock                                     6,000              *             6,000             0            *
Dale Stonedahl                                       7,860              *             7,860             0            *
Mont E. Tanner                                       6,000              *             6,000             0            *
Clemons F. Walker                                  487,000(27)        6.1%          437,000        50,000            *
Ronald J. Walker                                     6,000              *             6,000             0            *
Wasatch Family Dental Care P.C. Pension Trust        4,000              *             4,000             0            *
William F. Warnick                                   9,000              *             9,000             0            *
Kerry and Garth Weaver                               3,000              *             3,000             0            *
Whisper Investment Company                          30,000(28)          *            30,000             0            *
John J. Witkowski                                   26,000(29)          *            26,000             0            *
Bert Zaccaria(30)                                   45,000(31)          *            45,000             0            *
ZD Air, Inc.(30)                                    45,000(32)          *            45,000             0            *
Genesys Telecommunications Laboratories            243,753(33)          *           243,753             0            *
Silicon Valley Bank                                 60,000(34)          *            60,000             0            *
John Whitney                                        12,500(35)          *            12,500             0            *
                                                 ---------                        ---------       -------
                                                 3,494,371                        3,310,932       183,439

---------------------------

     *     Represents less than one percent of the outstanding shares of Common
           Stock.

     (1) Assumes the sale by each Selling Shareholders of all of the shares offered hereunder by such Selling Shareholder. There can be no assurance that any of the shares offered hereby will be sold.

     (2) The percentages set forth have been computed without taking into account any treasury shares held by Sento and, with respect to those persons holding warrants to purchase Common Stock exercisable within 60 days of August 11, 1999, the number of shares of Common Stock that would be issuable at the end of such period assuming the exercise thereof.

     (3) Brian W. Braithwaite served on the Company's Board of Directors and as Corporate Secretary from August of 1986 until October of 1997.

     (4)   Stanley J. Cutler currently serves as Corporate Secretary.

     (5) Gary B. Filler currently serves on the Company's Board of Directors and as Chief Financial Officer. (6) Includes shares subject to a presently exercisable warrant to purchase 7,500 shares of the Company's Common Stock.

     (7) Includes shares subject to a presently exercisable warrant to purchase 70,000 shares of the Company's Common Stock.

     (8) Includes shares subject to a presently exercisable warrant to purchase 15,000 shares of the Company's Common Stock.

     (9) Includes shares subject to a presently exercisable warrant to purchase 7,812 shares of the Company's Common Stock.

     (10) Includes shares subject to a presently exercisable warrant to purchase 15,000 shares of the Company's Common Stock.

     (11) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of the Company's Common Stock.

     (12) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of the Company's Common Stock.

     (13) Includes shares subject to a presently exercisable warrant to purchase 50,000 shares of the Company's Common Stock.

     (14) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of the Company's Common Stock.

     (15) Includes shares subject to a presently exercisable warrant to purchase 20,000 shares of the Company's Common Stock.

     (16) Includes 32,000 shares and shares subject to a presently exercisable warrant to purchase 10,000 shares in the name of G.T. Investments, of which Mr. Filler is the sole shareholder.

     (17)  Includes 1,000 shares owned jointly by Guy and Norma Ivins.

     (18) Includes shares subject to a presently exercisable warrant to purchase 15,625 shares of the Company's Common Stock.

     (19) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of the Company's Common Stock.

     (20) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of the Company's Common Stock.

     (21) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of the Company's Common Stock.

     (22) Includes shares subject to a presently exercisable warrant to purchase 7,812 shares of the Company's Common Stock.

     (23) Includes shares subject to a presently exercisable warrant to purchase 50,000 shares of the Company's Common Stock.

     (24) Includes shares subject to a presently exercisable warrant to purchase 30,000 shares of the Company's Common Stock.

     (25) Includes shares subject to a presently exercisable warrant to purchase 15,000 shares of the Company's Common Stock.

     (26) Includes shares subject to a presently exercisable warrant to purchase 50,000 shares of the Company's Common Stock.

     (27) Includes 280,900 shares of Common Stock held in the name of the Walker Family Trust, presently exercisable warrants to purchase 50,000 shares of Common Stock held by Mr. Walker and presently exercisable warrants to purchase 50,000 shares of Common Stock held in the name of the Walker Family Trust.

     (28) Includes shares subject to a presently exercisable warrant to purchase 10,000 shares of the Company's Common Stock.

     (29) Includes shares subject to a presently exercisable warrant to purchase 5,000 shares of the Company's Common Stock and 11,000 shares owned jointly by John J. and Carolyn A. Witkowski.

     (30) Bert Zaccaria is the President and a shareholder of ZD Air, Inc.

     (31) Includes shares subject to a presently exercisable warrant to purchase 15,000 shares of the Company's Common Stock.

     (32) Includes shares subject to a presently exercisable warrant to purchase 15,000 shares of the Company's Common Stock.

     (33) Includes shares subject to a presently exercisable warrant to purchase 81,251 shares of the Company's Common Stock.

     (34) Includes shares subject to a presently exercisable warrant to purchase 60,000 shares of the Company's Common Stock.

     (35) Includes shares subject to a presently exercisable warrant to purchase 12,500 shares of the Company's Common Stock.


         PRIVATE PLACEMENT -- The Selling Shareholders acquired a significant portion of the shares offered hereby in connection with private placements of
(1) 446,048 shares of Common Stock and warrants to purchase 223,024 shares of Common Stock that the Company completed on June 18, 1996 (the "1996 Private Placement"), (2) 720,000 shares of Common Stock and warrants to purchase 240,000 shares of Common Stock that the Company completed on August 27, 1997 (the "1997 Private Placement") and (3) 1,200,000 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock that the Company completed on June 29, 1999 (the "1999 Private Placement" and together with the 1996 Private Placement and the 1997 Private Placement, collectively, the "Private Placements"). The Company conducted the Private Placements pursuant to the terms set forth in (1) a Private Placement Memorandum of Sento dated April 24, 1996, (2) a Private Placement Memorandum of Sento dated May 30, 1997 and (3) a Private Placement Memorandum of Sento dated May 5, 1999, respectively.

         The 1996 Private Placement consisted of the offer and sale to certain Selling Shareholders (the "1996 Selling Shareholders") of 200,000 units (the "1996 Units") comprised of two shares each, together with one warrant each for the purchase of one share of Common Stock, exercisable until April 30, 1998, at an exercise price of $3.50 per share. The 1996 Units were offered on a "best efforts" basis on behalf of Sento by officers of Sento at an offering price per Unit of $7.00. The Company accepted subscriptions from the 1996 Selling Shareholders for all of the 1996 Units offered in the 1996 Private Placement.

         The 1997 Private Placement consisted of the offer and sale to certain Selling Shareholders (the "1997 Selling Shareholders") of 240,000 units (the "1997 Units") comprised of three shares each, together with one warrant each for the purchase of one share of Common Stock, exercisable until May 31, 1999, at an exercise price of $5.50 per share. The 1997 Units were offered on a "best efforts" basis on behalf of Sento by certain independent brokers at an offering price per 1997 Unit of $12.50. The Company accepted subscriptions from the 1997 Selling Shareholders for all of the 1997 Units offered in the 1997 Private Placement.

         The 1999 Private Placement consisted of the offer and sale to certain Selling Shareholders (the "1999 Selling Shareholders" and together with the 1996 Selling Shareholders and the 1997 Selling Shareholders, collectively, the "Private Placement Selling Shareholders") of 600,000 units (the "1999 Units" and together with the 1996 Units and the 1997 Units, collectively, the "Units") comprised of two shares each, together with one warrant each for the purchase of one share of Common Stock, exercisable until May 31, 2002, at an exercise price of $2.50 per warrant. The 1999 Units were offered on a "best efforts--all or none" basis on behalf of Sento by officers of the Company at an offering price per 1999 Unit of $3.20. The Company accepted subscriptions from the 1999 Selling Shareholders for all of the 1999 Units offered in the 1999 Private Placement.

         In connection with the purchase of Units by Private Placement Selling Shareholders, the Company executed registration rights agreements entitling such Selling Shareholders to certain incidental, or "piggyback," registration rights with respect to the shares acquired thereunder. The Company also has executed registration rights agreements entitling other Selling Shareholders to "piggyback" registration rights with respect to certain shares of Common Stock acquired in connection with various other transactions, including business acquisitions and consulting and financing arrangements.

                              PLAN OF DISTRIBUTION

         The shares offered in this Prospectus will not be offered or sold through any underwriting syndicate, nor has the Company retained any underwriter, broker or dealer to facilitate the offer or sale of the shares. Sento will not pay any underwriting commissions or discounts in connection with this offering. Those Selling Shareholders electing to offer or sell shares will do so in transactions on the NASDAQ Small Cap Market, in negotiated transactions or in a combination of the two methods of sale, at prices relating to the prevailing market prices or at negotiated prices. The Selling Shareholders may sell the shares to or through broker-dealers. Such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principal, or both. The compensation as to a particular broker-dealer may be in excess of customary commissions. The Company will not receive any proceeds from the sale of any of the shares.

         In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

                                  LEGAL MATTERS

         The validity of the shares being offered in this prospectus and certain other legal matters pertaining to Sento are being passed upon for Sento by Parr Waddoups Brown Gee & Loveless, Salt Lake City, Utah.

                                     EXPERTS

         The financial statements of Sento as of March 31, 1999 and 1998, and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                               AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), a registration statement Form S-3 (the "Registration Statement") with respect to the shares of Common Stock offered by this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information regarding the Company and the shares offered hereby, reference is made to the Registration Statement and any amendments, exhibits and schedules thereto, which may be inspected with charge and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 (the public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330). Such information may also be available at the Internet site maintained by the Commission at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

         The Company is subject to the informational and reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). As long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all Commission reports, proxy statements and other information required thereby, which may be inspected at the Public Reference Room and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained by mail upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed fees. In addition, electronically filed documents, including reports, proxy statements and other information filed by the Company, can be obtained from the Commission's Internet site at http://www.sec.gov.

         In addition, the Company intends to furnish its shareholders with annual reports which include financial statements that have been audited with a report thereon by its independent accountants and quarterly reports containing unaudited summary financial information for the first three quarters of each fiscal year.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-06425) are incorporated herein by reference as of their respective dates:

     (a)   Annual Report on Form 10-KSB for the fiscal year ended March 31,
           1999.

     (b)   Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999.

     (c) Description of the Company's Common Stock contained in a Registration Statement on Form 10 dated July 24, 1972, as modified and amended by the Company's Current Report on Form 8-K filed on October 20, 1997.

         All reports and other documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Gary Filler, Chief Financial Officer, Sento Corporation, 808 East Utah Valley Drive, American Fork, Utah 84003, telephone (801) 492-2000.

                                 INDEMNIFICATION

         The Company's Bylaws provide that it will indemnify all of its directors and officers as permitted by the Utah Revised Business Corporation Act, as amended. Under the Act, Sento may indemnify any person acting in his or her capacity as a director or officer of Sento who is made a party to any suit or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Sento's best interests. The Company may indemnify the person in the case of a criminal proceeding if he or she had no reasonable cause to believe his or her conduct was unlawful. The Company may not indemnify any director or officer, however, where the claim or liability arose out of that person's own negligence or willful misconduct, or if that person is ultimately adjudged in the proceeding to be liable to the Company or liable on the basis that he or she derived an improper personal benefit.

         In addition, under the Registration Rights Agreements between Sento and the Selling Shareholders who purchased shares under the Private Placements, Sento has agreed to indemnify such Selling Shareholders, and such Selling Shareholders have agreed to indemnify Sento and its officers, directors and controlling persons, for some specific liabilities that might arise under the Securities Act in connection with the registration statement of which this prospectus is a part.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company's directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. Sento does not consider its payment of expenses incurred or paid by any of its directors, officers or controlling persons in the successful defense of any action, suit or proceeding to be against public policy and, therefore, it does not anticipate submitting, on its own initiative, such issue to the judgment of a court.

                                3,310,932 SHARES



                                  COMMON STOCK



                                 ---------------
                                   PROSPECTUS
                                 ---------------



                                   _____________, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses of the offering, sale and distribution of the shares being registered pursuant to this registration statement (the "Registration Statement"), other than underwriting discounts and commissions. All of the expenses listed below will be borne by the Company. All of the amounts shown are estimates, except the SEC registration fees.

                                                          Amount
                                                         --------
   SEC registration fees ...........................     $  2,186
   Accounting fees and expenses ....................        5,000
   Legal fees and expenses .........................       15,000
   Blue sky fees and expenses ......................        1,000
   Miscellaneous expenses ..........................        1,814
                                                         --------
   Total ...........................................     $ 25,000
                                                         --------
                                                         --------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company is a Utah corporation. Reference is made to Sections 16-10a-902 through 16-10a-907 of the Utah Revised Business Corporation Act, as amended (the "Act"). Section 16-10a-902 of the Act provides that a corporation may indemnify any individual who was, is, or is threatened to be made a named defendant or respondent (a "Party") in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), because he is or was a director of the corporation or, while a director of the corporation, is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an "Indemnifiable Director"), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees), incurred in the Proceeding if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful; provided however, that, (i) indemnification in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding and (ii) the corporation may not indemnify an Indemnifiable Director in connection with a Proceeding by or in the right of the corporation in which the Indemnifiable Director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the Indemnifiable Director derived an improper personal benefit, whether or not involving action in his official capacity, in which Proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

         Section 16-10a-903 of the Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify an Indemnifiable Director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the Proceeding, to which he was a Party because he is or was an Indemnifiable Director of the corporation, against reasonable expenses (including attorneys' fees) incurred by him in connection with the Proceeding or claim with respect to which he has been successful.

         In addition to the indemnification provisions discussed above,
Section 16-10a-905 of the Act provides that, unless otherwise limited by a corporation's articles of incorporation, an Indemnifiable Director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction. Section 16-10a-904 of the Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by an Indemnifiable Director who is a Party to a Proceeding in advance of the final disposition of the Proceeding upon the satisfaction of certain conditions.

         Article 9 of the Company's Bylaws provides that the Company shall indemnify all directors and officers of the Company as permitted by the Act. Under such provisions, any director or officer, who in his capacity as such, is made a party to any suit or proceeding, shall be indemnified if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; provided, however, that no indemnification may be given a director or officer where the claim or liability arose out of that person's own negligence or willful misconduct, or if such person is ultimately adjudged in the proceeding to be liable to the Company or liable on the basis that he or she derived an improper personal benefit. The Bylaws further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Company's Articles, the Bylaws, any agreement, vote of stockholders or otherwise.

         In addition, pursuant to the Registration Rights Agreements executed by the Company and the Selling Shareholders who purchased Shares under the Private Placement, the Company has agreed to indemnify such Selling Shareholders, and such Selling Shareholders have agreed to indemnify the Company and its officers, directors and controlling persons, for certain liabilities which might arise under the Securities Act in connection with the Registration Statement.

         Indemnification may be granted pursuant to any other agreement, bylaw, or vote of shareholders or directors. The Company currently maintains no policy of director's and officer's insurance for the benefit of the officers and directors of the Company. The foregoing description is necessarily general and does not describe all details regarding the indemnification of officers, directors or controlling persons of the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

         (a)  EXHIBITS TO THE REGISTRATION STATEMENT.

                  The following exhibits required by Item 601 of Regulation S-K have been included herewith or have been filed previously with the commission as indicated below.

 Regulation
 S-K Exhibit                                                                   Incorporated
     No.     Description                                                       By Reference    Filed Herewith
 ----------- -----------                                                       ------------    --------------
      4.1    Articles of Incorporation, as amended.                                 (1)

      4.2    Bylaws of the Company.                                                 (2)

      4.3    Specimen Certificate.                                                  (3)

      5      Legal Opinion of Parr Waddoups Brown Gee & Loveless, counsel                             X
             to the Company, as to the legality of the securities offered.

     23.1    Consent of Parr Waddoups Brown Gee & Loveless                                            X
             (included in their legal opinion filed as Exhibit 5
             to this Registration Statement).

     23.2    Consent of KPMG, independent public accountants.                                         X

     24     Power of Attorney (included on page II-5 of this                                          X
             Registration Statement).

         (b)  FINANCIAL STATEMENT SCHEDULES.  --  NOT APPLICABLE.

-------------------

(1) Incorporated by reference to Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999, filed with the Commission on June 29, 1999.

(2) Incorporated by reference to Annual Report on Form 10-KSB for the fiscal year ended April 30, 1996, filed with the Commission on July 29, 1996, as amended by Form 10-KSB/A filed with the Commission on August 1, 1996 filed with the Securities and Exchange Commission on September 27, 1996.

(3) Incorporated by reference to Registration Statement on Form S-1 filed with the Commission on September 27, 1996, as amended by Amendment No. 1 to Form S-1 Registration Statement on Form S-1/A filed with the Commission on November 6, 1996.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Company hereby undertakes:

(1) To file, during any period in which the Company offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

(2) For the purpose of determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.

(3) To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

                                     SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of American Fork, State of Utah, on August 13, 1999.


                                       SENTO CORPORATION


                                       By: /s/ Arthur F. Coombs, III
                                          ------------------------------------
                                          Arthur F. Coombs, III
                                          President and Chief Executive Officer


                                POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated. Each person whose signature to this Registration Statement appears below hereby constitutes and appoints Arthur F. Coombs, III and Gary B. Filler, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement, and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.


    Signature                          Title                      Date
    ---------                          -----                      ----


/s/ Kieth E. Sorenson             Chairman of the Board         August 13, 1999
-----------------------------
Kieth E. Sorenson


/s/ Arthur F. Coombs, III         President, Chief Executive    August 13, 1999
-----------------------------     Officer and Director
Arthur F. Coombs, III             (principal executive officer)

/s/ Gary B. Filler                Chief Financial Officer and   August 13, 1999
-----------------------------     Director (principal financial
Gary B. Filler                    and accounting officer)